Filed by Hillenbrand, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Milacron Holdings Corp.

Commission File No.: 001-37458

Hillenbrand to Acquire Milacron Holdings: Employee Frequently Asked Questions (FAQ)

1.              Who is Milacron?

•                  Milacron is a publicly traded company headquartered in Cincinnati, OH. Milacron manufactures, distributes, and services engineering and customized plastic and fluid technologies and processing systems.

•                  Milacron operates in three segments:

•                  Melt Delivery & Control Systems, which designs and manufactures highly engineered, technically advanced hot runner and process control systems, mold bases, and components;

•                  Advanced Plastics Processing Technologies, which designs and manufactures plastics processing equipment and systems, including injection molding, extrusion, and auxiliary systems; and

•                  Fluid Technologies, which manufactures products that are used in a variety of metalworking processes.

•                  Milacron has leading brands in plastics, including Mold-Masters and Milacron injection molding, with products sold in over 100 countries across six continents.

2.              Why is Hillenbrand acquiring Milacron? How does this fit into our existing business?

•                  This acquisition continues our focus on building platforms to develop scale and enhance leadership positions in targeted markets to drive profitable growth.

•                  With Milacron, we are taking a pivotal step in our vision to become a world-class global diversified industrial company by adding new strategic businesses in hot runner systems and injection molding to our portfolio through Milacron’s leading brands, including Mold-Masters and Milacron injection molding.

3.              What does this transaction mean for Hillenbrand employees?

•                  This announcement is just the first step toward bringing our companies together.

•                  Until the transaction closes, which we expect to occur in the first calendar quarter of 2020, Hillenbrand and Milacron remain separate, independent companies, and we will continue to operate as usual.

•                  Once we close and begin integrating our two companies, we expect that employees will ultimately benefit from expanded career opportunities as part of a larger and stronger organization.

4.              What are the next steps to complete the acquisition? What should I expect between now and then?

•                  Over the coming months, an integration planning team will help determine how best to bring our companies together, with Jim Hooven, Vice President of HOM, leading from the Hillenbrand side.

•                  We expect the transaction to be completed in the first calendar quarter of 2020, subject to customary closing conditions and regulatory approvals, including the approval of shareholders of Milacron.

•                  Between now and that time, your day-to-day responsibilities remain the same. We ask that you stay focused on delivering the exceptional products and service our customers have come to expect from Hillenbrand.

5.              Who is on the integration team? Who is leading the integration? What can I expect in terms of integration?

•                  Integration will not formally begin until we close the transaction.

•                  Between now and then, we expect to build an integration planning team to determine how best to join our operations.

•                  We will have key functional leaders from Hillenbrand and Milacron on the integration team, with Jim Hooven, Vice President of HOM, leading.

•                  Both Hillenbrand and Milacron have talented and dedicated employees, and we look forward to capitalizing on the strengths of both organizations.

•                  We will keep you informed of key developments.

6.              Will there be any changes to management or our company name?

•                  No. Upon closing of the transaction, we will keep the Hillenbrand name, and Joe Raver will continue as President and Chief Executive Officer.

7.              Will we keep our Batesville headquarters? What will happen to Milacron’s headquarters in Cincinnati?

•                  Hillenbrand’s corporate headquarters will remain in Batesville, Indiana. Milacron will remain in Cincinnati and operate as the headquarters for their brands.

8.              What are the shared services that we plan to leverage?

•                  Through the integration process, we will determine how we can potentially leverage Milacron’s shared services center.

9.              We are combining two corporate centers, what does this mean for my role?

•                  As with transactions of this nature, we expect there to be some duplication of corporate roles.

•                  As part of the integration planning process, we will be evaluating the roles and business needs of the combined company to determine the best structure moving forward.

10.       Will our reporting structure change?

•                  For the time being, no. There may be reporting or structural changes after the transaction closes, but for now it is business as usual.

•                  We will keep employees updated on key developments.

11.       If I live in Cincinnati, can I work from the Milacron office?

•                  Until the transaction closes, Hillenbrand and Milacron will continue to operate as separate companies and you should continue to work from your current Hillenbrand office.

•                  We may explore this option during the integration process.

12.       Will our healthcare change?

•                  We do not anticipate any changes in this area.

13.       Will we switch any benefits to Milacron’s?

•                  For the time being, no. Until the transaction closes, Hillenbrand and Milacron will continue to operate as separate companies.

•                  We may identify opportunities for this during integration and we would communicate any changes at that time.

14.       What is the culture of Milacron like? How will we fit together?

•                  We see Milacron as a great cultural fit for Hillenbrand.

•                  Milacron shares our customer-first approach and relentless focus on operational excellence and collaboration.

•                  We look forward to welcoming Milacron to the Hillenbrand family of companies as we embark on this next chapter of growth and success.

15.       Will this transaction impact employee compensation or bonuses?

•                  We are operating as usual and do not expect changes to employee compensation or bonuses as a result of this announcement.

•                  Of course, we regularly review our compensation plans to ensure they are competitive and structured to incentivize and reward success, and we will continue to do that.

16.       How does this fit into LTIC?

•                  This will be assessed during the integration process.

17.       How soon can Hillenbrand employees interact with Milacron employees?

•                  You should not engage with Milacron employees unless you are directed to do so.

•                  We expect the transaction to close in the first calendar quarter of 2020. Between now and then, both companies will continue to operate as independent companies.

18.       Will our mission, vision, and values change?

•                  Our mission and vision remain unchanged.

•                  As we join our companies through the integration process, we will look to incorporate the positive elements of Milacron’s culture and values.

19.       What does this mean for customers, suppliers, and other business partners? What should I tell customers about this transaction?

•                  Please tell them that it is business as usual and we are as focused as ever on providing all of our customers with the exceptional products and service that they have come to expect from Hillenbrand.

20.       What do I do if I’m asked about the transaction by the media or an external party?

•                  Consistent with our policy, if you receive any inquiries from the media, please refer them to Tory Flynn, Director, Corporate Communications at (812) 931-5024 or tory.flynn@hillenbrand.com.

•                  Inquiries from analysts or investors should be referred to Rich Dudley, Senior Director, Investor Relations at (812) 931-5001 or rich.dudley@hillenbrand.com.

21.       Where can I go to get additional information?

•                  If you have any additional questions, please reach out to your manager. For more information on Milacron, please visit www.milacron.com.

Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of Milacron Holdings Corp. (“Milacron”) by Hillenbrand, Inc. (“Hillenbrand”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand’s proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand’s or Milacron’s financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand’s business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Hillenbrand and Milacron to receive the required regulatory approvals for the Proposed Transaction, or that such regulatory approvals are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the Proposed Transaction, the ability of Milacron to receive the approval of Milacron’s stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand’s and/or Milacron’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand’s issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron’s management’s attention from Milacron’s ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron’s operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand’s and Milacron’s control, such as acts of terrorism. There can be no assurance that the Proposed Transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand’s and Milacron’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Additional Information and Where to Find It

In connection with the proposed acquisition by Hillenbrand of Milacron (the “Proposed Transaction”), Hillenbrand will file with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Hillenbrand and a proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Milacron’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Hillenbrand or Milacron when it becomes available. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand’s website at www.hillenbrand.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron’s website at www.milacron.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000.

Participants in the Solicitation

Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron’s stockholders with respect to the Proposed Transaction. Information about Hillenbrand’s directors and executive officers is available in Hillenbrand’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019. Information concerning the ownership of Milacron’s securities by Milacron’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.